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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52558

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M.S. Howells & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20555 N. Pima Road, Suite 100
(No. and Street)

Scottsdale	Arizona	85255
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Emmett E. Mitchell — (480) 563-2000 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S. Quebec Street, Suite 200	Greenwood Village	CO	80111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 0 6 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Emmett E. Mitchell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M.S. Howells & Co., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



PATRICIA A. PIERCE
Notary Public - Arizona
Maricopa County
My Comm. Expires Oct 11, 2008

Notary Public

Signature

Financial Principal
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independant Auditors' Report on Internal Accounting Control.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


M.S.Howells & Co.

REPORT PURSUANT TO RULE 17a-5(d)

YEARS ENDED DECEMBER 31, 2006 AND 2005

M.S. HOWELLS & CO.

CONTENTS



SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors of
M.S. Howells & Co.

We have audited the accompanying statements of financial condition of M.S. Howells & Co. as of December 31, 2006 and 2005, and the related statements of operations, changes in shareholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of M.S. Howells & Co. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedules listed in the accompanying index is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 16, 2007

M.S. HOWELLS & CO.

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2006 AND 2005

ASSETS	2006	2005
Cash and cash equivalents	$ 144,647	$ 87,698
Cash at clearing broker	48,826	7,759
Commissions receivable:		
Clearing broker	566,120	505,942
Other broker dealers	8,112	14,036
Receivable from related parties	-	8,171
Deposit with clearing broker	203,765	150,572
Securities owned, at market value	5,600	282,000
Furniture, equipment and leasehold improvements, net of accumulated depreciation of $291,911 and $264,265 (Note 2)	145,822	190,613
Other assets	61,803	99,511
Total assets	**$ 1,184,695**	**$ 1,346,302**
LIABILITIES AND SHAREHOLDER'S EQUITY		
LIABILITIES:		
Accounts payable and accrued expenses	$ 203,168	$ 245,347
Accrued soft dollar credits (Note 4)	370,718	278,743
Commissions payable	117,434	113,888
Obligations payable under capital leases	78,299	100,555
Due to clearing broker	5,478	7,758
Total liabilities	775,097	746,291
COMMITMENTS AND CONTINGENCIES (Notes 2 and 5)		
SHAREHOLDER'S EQUITY (Note 3):		
Common stock, $0.01 par value, authorized 3,000 shares, 1,354 shares outstanding	14	14
Additional paid-in capital	1,463,388	1,418,261
Deficit	(1,053,804)	(818,264)
Total shareholder's equity	409,598	600,011
Total liabilities and shareholder's equity	**$ 1,184,695**	**$ 1,346,302**

The accompanying notes are an integral part of these statements.

M.S. HOWELLS & CO.

STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
REVENUE:		
Commissions (Note 2)	$ 7,807,804	$ 7,383,449
Investment banking fees	-	601,925
Research income	514,842	229,697
Interest and dividends	390,084	288,317
Other	28,591	43,792
Total revenue	8,741,321	8,547,180
EXPENSES:		
Commissions, salaries, and related expenses	4,504,072	4,244,595
Clearing fees	1,327,740	1,098,919
Soft dollar expense	1,013,413	1,042,088
General and administrative	576,173	662,987
Information services	549,529	507,228
Occupancy and equipment	386,000	374,215
Travel and entertainment	191,777	242,674
Professional fees	226,870	150,385
Exchange and trading fees	115,864	107,855
Trading losses, net	85,423	91,689
Total expenses	8,976,861	8,522,635
NET (LOSS) INCOME	**$ (235,540)**	**$ 24,545**

The accompanying notes are an integral part of these statements.

M.S. HOWELLS & CO.

STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2006 AND 2005

	Common Stock		Additional Paid-in		Total Shareholder's
	Shares	Amount	Capital	Deficit	Equity
BALANCES, December 31, 2004	1,354	$ 14	$ 1,475,123	$ (818,264)	$ 656,873
Shares issued for services	340	-	84,208	-	84,208
Capital contributions	-	-	305,000	-	305,000
Capital distributions	-	-	(446,070)	(24,545)	(470,615)
Net income	-	-	-	24,545	24,545
Shares surrendered	(340)	-	-	-	-
BALANCES, December 31, 2005	1,354	14	1,418,261	(818,264)	600,011
Capital contributions	-	-	217,000	-	217,000
Capital distributions	-	-	(171,873)	-	(171,873)
Net loss	-	-	-	(235,540)	(235,540)
BALANCES, December 31, 2006	**1,354**	**$ 14**	**$ 1,463,388**	**$ (1,053,804)**	**$ 409,598**

The accompanying notes are an integral part of these statements.

M.S. HOWELLS & CO.

STATEMENTS OF CASH FLOWS
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005

CASH FLOWS FROM OPERATING ACTIVITIES:	2006	2005
Net (loss)/income	$ (235,540)	$ 24,545
Adjustments to reconcile net (loss) income to net cash provided by operating activities:		
Depreciation	52,387	64,562
Stock issued for services	-	84,208
(Increase) decrease in commissions receivable	(54,254)	18,880
(Increase) decrease in deposit with clearing broker	(53,193)	52,178
Decrease in securities owned, at market value	343,400	23,000
Decrease (increase) in other assets	37,708	(2,804)
Decrease in accounts payable and accrued expenses	(42,179)	(353,564)
Increase in accrued soft dollar credits	91,975	278,743
Increase in commissions payable	3,546	-
(Decrease) increase in due to clearing broker	(2,280)	7,081
Net cash provided by operating activities	141,570	196,829
CASH FLOWS USED IN INVESTING ACTIVITIES:		
Purchase of furniture and equipment	(7,596)	(62,490)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Decrease in receivable from related parties	8,171	39,907
Payments on capital lease obligations	(22,256)	(22,876)
Capital contributions	150,000	-
Capital distributions	(171,873)	(470,615)
Net cash used in financing activities	(35,958)	(453,584)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	98,016	(319,245)
CASH AND CASH EQUIVALENTS, beginning of year	95,457	414,702
CASH AND CASH EQUIVALENTS, end of year	$ 193,473	$ 95,457
CASH POSITION IS REPRESENTED BY:		
Cash and cash equivalents	$ 144,647	$ 87,698
Cash at clearing broker	48,826	7,759
	$ 193,473	$ 95,457
SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES:		
Contribution of marketable securities	$ 67,000	$ 305,000
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid for interest	$ 9,314	$ 18,158

The accompanying notes are an integral part of these statements.

M.S. HOWELLS & CO.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

M.S. Howells & Co. (the "Company") was incorporated in Delaware on April 11, 2000 and is a securities broker-dealer serving primarily institutional investors.

The Company records securities transactions and related revenue and expenses on a trade-date basis. Securities owned or sold, but not yet purchased by the Company (substantially common stock) are recorded at market value and related changes in market value are reflected in income.

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). The clearing broker also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

The Company provides for depreciation of furniture and equipment on the straight-line method based on estimated lives of the assets ranging from four to seven years. Leasehold improvements are amortized over the life of the lease.

For purposes of the statement of cash flows, the Company considers all demand deposits, money market funds and cash at clearing broker to be cash equivalents.

Certain prior year amounts have been reclassified to conform to the current year classifications.

The Company is recognized as an S-Corporation by the Internal Revenue Service, therefore the Company's shareholders are liable for federal and state income taxes on the Company's taxable income.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

M.S. HOWELLS & CO.

NOTES TO FINANCIAL STATEMENTS
(Continued)

NOTE 2 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company leases office space and equipment under various operating leases expiring through 2010. Future minimum lease payments under the noncancellable leases as of December 31, 2006 are as follows:

Year		Amount
2007	$	194,479
2008		180,766
2009		165,053
2010		40,494
	$	**580,792**

For the years ended December 31, 2006 and 2005, total rental expense for operating leases was $288,354 and $270,900, respectively.

The Company has various capital lease obligations covering telephone equipment and office furniture expiring through 2009. Aggregate annual payments on capital lease obligations as of December 31, 2006 are as follows:

Year		Amount
2007	$	30,831
2008		30,831
2009		28,262
Total payments		89,924
Less amounts representing interest		(11,625)
Present value of future minimum lease payments	**$**	**78,299**

The net book value of equipment under capital leases at December 31, 2006 and 2005 was $73,711 and $98,451, respectively.

During the years ended December 31, 2006 and 2005, the Company generated approximately $36,000 and $27,000, respectively, of its commission revenue from transactions with related parties.

NOTE 3 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2006, the Company had net capital and net capital requirements of $200,478 and $100,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 3.87 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 4 - SOFT DOLLAR CREDITS

The Company has negotiated soft dollar arrangements with various investment managers whereby a portion of the brokerage commissions earned by the Company are used to cover certain costs of research and various services. The Company has the ability to reject any costs or expenses submitted by the investment managers. Soft dollar balances may also be remitted directly back to the respective fund or account that generated the soft dollars.

NOTE 5 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONTINGENCIES

In the normal course of business, the Company's client activities ("clients") through its clearing broker involve the execution, settlement and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

The Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's receivable from this clearing broker could be subject to forfeiture.

The Company has deposits in banks in excess of the FDIC insured amount of $100,000. At December 31, 2006, the Company had $61,845 in excess of this requirement which is subject to loss should the bank cease operations.

The Company's financial instruments, including cash, receivables, other assets, payables and other liabilities are carried at amounts that approximate fair value due to the short-term nature of those instruments. Securities owned are valued at market value using quoted market prices.

SUPPLEMENTARY INFORMATION

M.S. HOWELLS & CO

COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
DECEMBER 31, 2006

CREDIT:		
Shareholder's equity	$	409,598
DEBITS:		
Nonallowable assets:		
Furniture, equipment and leasehold improvements		145,822
Other assets		61,803
Excess fidelity bond deductible		13,000
Less assets adequately secured by liabilities		(14,305)
Total debits		206,320
Total net capital before haircuts		203,278
Haircuts on marketable securities		2,800
NET CAPITAL		200,478
Minimum requirements of 6-2/3% of aggregate indebtedness of $775,097 or $100,000, whichever is greater		100,000
Excess net capital	**$**	**100,478**
AGGREGATE INDEBTEDNESS:		
Accounts payable and accrued expenses	$	203,168
Accrued soft dollar credits		370,718
Commissions payable		117,434
Obligations payable under capital leases		78,299
Due to clearing broker		5,478
Total aggregate indebtedness	**$**	**775,097**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**3.87 to 1**

See Independent Auditors' Report.

M.S. HOWELLS & CO

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 INCLUDED IN THE COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5 PART II FILING WITH THE COMPUTATION INCLUDED IN THE REPORT PURSUANT TO RULE 17A-5(D)

DECEMBER 31, 2006

NET CAPITAL PER COMPANY'S UNAUDITED FORM X-17A-5 PART II FILING	$	174,670
Adjustments:		
Increase in income		35,466
Increase in excess fidelity bond deductible		(13,000)
Decrease in haircuts on money market accounts		3,342
NET CAPITAL PER REPORT PURSUANT TO RULE 17a-5(d)	**$**	**200,478**

See Independent Auditors' Report.



SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors of
M.S. Howells & Co.

In planning and performing our audit of the financial statements and supplementary information of M.S. Howells & Co. for the year ended December 31, 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by M.S. Howells & Co. that we considered relevant to the objectives stated in Rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; and (ii) for safeguarding the occasional receipt of securities and cash until promptly transmitted to the Company's clearing brokers. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of M.S. Howells & Co. to achieve all the divisions of duties and crosschecks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the Commission's objectives.

In addition, our review indicated that M.S. Howells & Co. was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(ii) as of December 31, 2006, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Greenwood Village, Colorado
February 16, 2007